Todd E. Mason | 212 692 6731 | tmason@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com
July 27, 2010
Via EDGAR and FedEx
Heather Clark, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop 3561
Washington, DC 20549

Re:	Navios Maritime Holdings Inc. Form 20-F for the year ended December 31, 2009 Filed March 16, 2010 File No. 001-33311
Dear Ms. Clark:
     On behalf of Navios Maritime Holdings Inc. (the “Company”), we respond as follows to the Staff’s comments dated June 17, 2010 relating to the above-captioned Form 20-F. Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided our response to such comment immediately thereafter.
Item 5. Operating and Financial Review and Prospects, page 43
Operating Results, page 49
For the year ended December 31, 2009 compared to the year ended December 31, 2008
1. We note that although equity in earnings of affiliated companies and joint venture is a material component of the company’s net earnings, no discussion of the facts responsible for changes in equity in earnings of affiliates during the periods presented in the company’s consolidated statements of operations has been included in MD&A. Please revise MD&A in future filings to include a discussion of the facts and circumstances responsible for change in the company’s equity in earnings of affiliates during all periods presented in the company’s financial statements.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Heather Clark, Assistant Director
Securities and Exchange Commission
July 27, 2010

Response: The Company acknowledges the Staff’s comment and will amend its disclosures accordingly in future filings.
2. Similarly, MD&A should also be revised in future filings to include a discussion of factors responsible for changes in income taxes and net earnings attributable to the non-controlling interest during all periods presented in the company’s consolidated statements of operations.
Response: The Company acknowledges the Staff’s comment and will amend its disclosures accordingly in future filings.
Financial Statements, page F-1
Notes to the Consolidated Financial Statements, page F-9
(p) Goodwill and Other Intangibles, page F-16
3. We see from footnote (*) on page F-17 that amounts of intangibles are capitalized to vessel costs once purchase options have been exercised. In this regard, it is unclear from the disclosure whether only the intangibles related to purchase options are capitalized or whether amounts capitalized to vessel cost also include favorable lease intangibles. Please revise future filings to clarify. To the extent favorable lease intangibles are capitalized as part of the asset cost of vessels, please tell us and explain in the notes to the company’s financial statements in future filings the basis or rationale for reflecting the favorable lease as part of the vessel’s cost. Your response should clearly explain the relevant technical accounting literature that supports the treatment used. We may have future comment upon receipt of your response.
Response: For the Staff’s information, the Company responded to a similar comment in its letter to the Staff dated June 6, 2006 (Comment #6) in connection with Amendment No. 4 to its Registration Statement on Form F-1 (File No. 333-129382).
Although the prior comment related to a different acquisition, the accounting model described in the Company’s response as well as the basis for the application of that model is the same model the Company applied to similar acquisitions and, accordingly, an

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Heather Clark, Assistant Director
Securities and Exchange Commission
July 27, 2010

excerpt from that letter has been included as Appendix A to this letter in response to the current comment.
In future filings, the Company will revise the notes to its consolidated financial statements to (i) clarify that amounts capitalized to vessel cost include both the intangibles related to purchase options as well as the unamortized portion of favorable leases and (ii) explain the rationale for reflecting the favorable lease as part of the vessel’s cost.
Navios Maritime Holdings Inc. Financial Statements, page F-1
Note 3: Acquisition, page F-25
Acquisition of Horamar Group, page F-25
4. We note from the disclosure included in Note 3 that Navios Logistics acquired 100% of the ownership interest of Horamar in exchange for $112,200 in cash and the issuance of 7,235 shares of Navios Logistics common stock representing 36.2% of Navios Logistics’ common stock. We also note that this transaction occurred on January 1, 2008 when the relevant accounting literature that would have applied to this business combination under US GAAP was SFAS No. 141 rather than SFAS No. 141R since SFAS No. 141R was not effective for the company until January 1, 2009. Given that the company acquired 100% of Horamar in exchange for the consideration issued which aggregated $136,601, we are unclear as to why the company is “grossing up” the purchase price to $208,552 and recognizing a non-controlling interest at fair value in connection with the acquisition transaction. Please advise us of why you believe your treatment is appropriate and in accordance with the guidance in SFAS No. 141. We may have further comment upon receipt of their response.
Response: On January 1, 2008, the Company entered into an agreement with the shareholders of the Horamar Group (“Horamar”) pursuant to which it would enter into a series of contemporaneous transactions for the purpose of combining the existing logistics business of the Company (“CNSA”) with the logistics business of Horamar. The combination was effected as follows:
•	The Company contributed 100% of the outstanding shares of CNSA as well as $112.2 million in cash consideration to Navios South American Logistics, Inc. (“Navios Logistics”), in exchange for 12,765 newly-issued shares of Navios Logistics, representing 63.8% of the issued share capital, including contingent consideration (the “Reorganization”);

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Heather Clark, Assistant Director
Securities and Exchange Commission
July 27, 2010

•	Navios Logistics acquired 100% of the outstanding shares of Horamar (the “Acquisition”) in exchange for up to $112.2 million in cash consideration and up to 7,235 shares of the Company, representing 36.2% of the issued share capital;
In connection with the Acquisition, certain elements of the total consideration outlined above were placed into escrow — $5 million of the cash consideration and 1,007 shares of Navios Logistics (collectively, the “Contingent Consideration”). Upon achievement of certain EBITDA targets, the Contingent Consideration would be released to the former shareholders of Horamar (the “Former Shareholders”); otherwise, such amounts would revert to the Company. Following attainment of the relevant EBITDA targets, 50% of the Contingent Consideration was released to the Former Shareholders in November 2008 and the remaining 50% was resolved in June 2010.
From an economic perspective and taking into consideration the ultimate outcome of the EBITDA-related contingencies, the Company exchanged a 36.2% interest (34.5% as of December 31, 2009) in CNSA and $112.2 million ($109.7 million as of December 31, 2009) in cash consideration for a 63.8% interest (65.5% as of December 31, 2009) in Horamar. In accordance with par. 19 of FAS 141, the Company was determined to be the acquiring entity and Horamar was determined to be the acquiree. Accordingly, in the consolidated financial statements of the Company:
• the Reorganization was accounted for as a transaction between entities under common control, with the net assets of CNSA reflected in the Company’s consolidated financial statements at carryover basis in accordance with par. D11-D12 of FAS 141; and
• the Acquisition was accounted for as a business combination, with the net assets of Horamar reflected in the Company’s consolidated financial statements at fair value in accordance with par. 35-46 of FAS 141.
The Company believes that the current presentation of the derivation of the purchase price (including the “grossing up” the of the purchase price) reflects and reconciles the economics of the transaction to the accounting treatment for the transaction. However, the Company will revise future filings to reflect the following table with respect to the calculation of the purchase price for Horamar, which more closely reflects the accounting treatment for the transaction:

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Heather Clark, Assistant Director
Securities and Exchange Commission
July 27, 2010

Adjusted purchase price (excluding contingent consideration)

Consideration to sellers (cash)	$109,700
Consideration to sellers (common shares of Navios Logistics)	98,852

Total consideration paid for 100.0% of Horamar	208,552
Transaction costs	3,461

Purchase price at 100%, including transaction costs	$212,013

The impact on the non-controlling interest balance in the Company’s consolidated financial statements resulting from the Acquisition consisted of two separate elements. The first element ($96,186) represents the impact on the non-controlling interest balance resulting from the creation of a new non-controlling interest in Navios Logistics (i.e. the portion of Navios Logistics that is now owned by the Former Shareholders). The second element ($31,050) represents the impact on the non-controlling interest balance resulting from the recognition of the existing non-controlling interests in various subsidiaries of Horamar that were outstanding prior to the Acquisition and remained outstanding following the Acquisition.
As of January 1, 2008, the first element of the change in non-controlling interest described above represents the Former Shareholders’ 34.5% interest in (i) the carryover basis of CNSA ($70,150) and (ii) the fair value of Horamar at the date of the Acquisition ($208,552) which mirrors the accounting treatment accorded the transaction by the Company (see above).
As of January 1, 2008, the second element of the change in non-controlling interest described above reflects the fair value of the non-controlling interest in several subsidiaries of Horamar at the date of the Acquisition. The Company has concluded that this second element of the non-controlling interest was improperly recorded at fair value at the date of Acquisition and has determined that the impact of this “gross-up” in its consolidated balance sheet and income statement is as follows:

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Heather Clark, Assistant Director
Securities and Exchange Commission
July 27, 2010

	As of and for Each of the Years Ended
	December 31,
	2009	2008
	(increase/(decrease) in millions of $)
Consolidated balance sheets
Non-current assets (net of related deferred tax liabilities)	$(19.5)	$(19.8)
Non-controlling interest	$19.5	$19.8

Consolidated statements of income
Pre-tax income	$0.5	$0.6
Income tax expense	$(0.2)	$(0.2)
Non-controlling interest	$(0.3)	$(0.4)
As of December 31, 2009 and 2008, the potential adjustment represents approximately 1.1% and 0.8%, respectively, of total assets, approximately 2.8% and 2.4%, respectively, of consolidated shareholders’ equity (including non-controlling interest) and 0.0% and 0.0%, respectively, of consolidated shareholders’ equity (Company share only). For each of the years ended December 31, 2009 and 2008, the potential adjustment represents less than 1.0% of consolidated income before taxes, less than 0.5% of consolidated net income (including non-controlling interest) and 0.0% of consolidated shareholders’ equity (Company share only). Further, it has no impact on reported earnings per share. Accordingly, the Company has concluded that the above adjustment is immaterial, quantitatively and qualitatively, in accordance with the guidance of SAB 99, Materiality.
5. Also, please explain in the notes to the company’s financial statements in further detail how the company calculated or determined the fair value of the 34.5% ownership interest in CNSA valued at $26.9 million that is reflected as part of the purchase consideration in the purchase price allocation on page F-26. Also, please explain why this amount is being reflected as part of the purchase consideration for Horamar rather than the fair value of the 7,235 shares of Navios Logistics common stock that were issued to the sellers of Horamar. Please advise or revise as appropriate.
Response: The Company will revise future filings to present the derivation of the purchase price for Horamar as described in its response to Comment #4 above. Further, the Company will revise future filings to disclose how the Company determined the fair

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Heather Clark, Assistant Director
Securities and Exchange Commission
July 27, 2010

value of the non-cash consideration (shares of Navios Logistics) given to the Former Shareholders in connection with the Acquisition.
6. Please revise the notes to the company’s financial statements in future filings to explain the primary reasons for the acquisition of Horamar including a description of the factors that contributed to a purchase price that resulted in recognition of goodwill in connection with the transaction. Refer to the disclosure requirements outlined in paragraph 51b of SFAS No. 141.
Response: The Company acknowledges the Staff’s comment and will amend its disclosures accordingly in future filings.
7. We note from the disclosure on page F-26 that the company is amortizing customer relationship intangibles to expense using a 20 year useful life. Please tell us in further detail the various factors that were considered in determining that a 20 year useful life was appropriate for this category of intangible assets. We may have further comment upon receipt of your response.
Response: In determining the estimated useful life for its customer relationship intangibles, the Company analyzed 100% of its revenues for each of the years ended December 31, 2007, 2006 and 2005 (i.e. the three-year period immediately preceding the acquisition of Horamar by the Company on January 1, 2008). Based on their “contribution” to Horamar revenues for the three-year period, a weighting was calculated for each customer, which was then applied to the duration of Horamar’s relationship with that particular customer through December 31, 2007 (based on prior sales history and contracts). The weighted average life of the customer relationships represented in Horamar’s revenues for the three-year period ended December 31, 2007 is approximately 19.8 years, which was rounded to 20 years for financial reporting purposes.
Note that the principal driver for an estimated useful life of 20 years is that Horamar’s top customer for each of the periods analyzed had been a customer of Horamar for 47 years (as of December 31, 2007) and Horamar’s top five customers for each of the periods analyzed had been customers of Horamar for 47 years, 17 years, 12 years, 10 years and three years, respectively.
An illustration of the calculation that was employed to estimate the useful life of Horamar’s customer relationship intangibles is set out in the table below.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Heather Clark, Assistant Director
Securities and Exchange Commission
July 27, 2010

			Weighted-Average
			Contribution to
	Duration of	% of Horamar	Estimated Useful
	Relationship (as of	Revenues for Three-	Life of
	December 31, 2007)	Year Period Ended	Relationships
Customer	(years)	December 31, 2007	(years)
Customer 1	47	29.3%	13.8
Customer 2	17	9.1%	1.6
Customer 3	12	9.0%	1.1
Customer 4	10	8.5%	0.8
Customer 5	3	7.1%	0.2
Others	Various	37.0%	2.3

		100.0%	19.8

Note 8: Vessels, Port Terminal and Other Fixed Assets, page F-28
8. Please tell us where the 698,812 shares of common stock issued as partial consideration for the Navios Aurora II as discussed in the third paragraph on page F-30 is reflected in your consolidated statements of equity for the year ended December 31, 2009. Furthermore, please ensure that the notes to your financial statements in future filings provides details on all stock issuances during each year presented including the number of common stock and preferred shares issued in each transaction as well as the basis used to value the shares issued in each transaction.
Response: The Navios Aurora II was physically delivered to the Company on November 25, 2009. As is customary with newbuild contracts, the contract for the construction of the Navios Aurora II required progress payments at various times throughout the construction of the vessel. The 698,812 shares of common stock issued as partial consideration for the Navios Aurora II were issued in December 2007 to the shipbuilder in connection with a progress payment due on the Navios Aurora II. The Company entered into the same arrangement in relation to the Navios Antares (delivered to the Company on January 20, 2010).

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Heather Clark, Assistant Director
Securities and Exchange Commission
July 27, 2010

In each case, the shares of common stock were valued at $14.31, which represents the closing price for the common stock of the Company on the date of issuance. Accordingly, our consolidated statements of shareholders’ equity for the year ended December 31, 2007 reflects the issuance of an aggregate of 1,397,624 shares of common stock with a corresponding credit to contributed capital of $20,000. In addition, the issuance was disclosed as a non-cash activity at the base of our consolidated statements of cash flows.
Note 10: Investment in Affiliates, page F-33
Navios Maritime Partners L.P., page F-33
9. We note the disclosure in Note 10 indicating that in exchange for relieving Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis and for granting Navios Partners a 12-month option to purchase the vessel for $125,000, Navios Partners issued Navios Holdings 1,000,000 subordinated Series A units which have been recognized by Navios Holdings as non-cash compensation income of $6,082. Please tell us and revise the notes to the company’s financial statements in future filings to explain how the company calculated or determined the fair value of the subordinated Series A units received in this transaction.
Response: The Company calculated the fair value of the 1,000,000 subordinated Series A units received in exchange for relieving Navios Partners from its obligation to purchase the Navios Bonavis (and granting Navios Partners a 12-month option to purchase the vessel for $125,000) by adjusting the publicly-quoted price for Navios Partners’ common units on the transaction date to reflect the differences between the common and subordinated Series A units of Navios Partners. Principal among these differences is the fact that the subordinated Series A units are not entitled to dividends prior to their automatic conversion to common units on the third anniversary of their issuance. Accordingly, the present value of the expected dividends during that three-year period (discounted at a rate that reflects Navios Partners’ estimated weighted average cost of capital) was deducted from the publicly-quoted price for Navios Partners’ common units in arriving at the estimated fair value of the subordinated Series A units of $6.08/unit or $6,082 for the 1,000,000 units received.
In future filings, the Company will revise the notes to its consolidated financial statements to explain how the Company determined the fair value of the subordinated Series A units received in the transaction.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Heather Clark, Assistant Director
Securities and Exchange Commission
July 27, 2010

Note 23: Noncontrolling Interest, page F-55
10. We note from the disclosure included in Note 23 that in connection with the acquisition of Horamar, a non-controlling interest in the amount of $96,186 was recognized in the company’s financial statements. We also note that in connection with the acquisition of Horamar, a non-controlling interest in subsidiaries of Horamar was also recognized as part of the purchase price allocation and valued at $31,050. Please tell us and explain in the notes to the company’s financial statements how each of these amounts was calculated or determined and explain the difference between each of the non-controlling interest amounts recognized in connection with the Horamar acquisition. Also, since SFAS No. 160 as now codified in ASC 810-10-65 was not effective for the company until January 1, 2009, please explain why recognition of these amount in the company’s financial statements during 2008 was appropriate. We may have further comment upon receipt of your response.
Response: Please refer to the Company’s response to Comment #4 above. The Company will revise future filings to disclose the nature of these non-controlling interest amounts and how they were determined as requested.
Note 24: Investments in Available for the Sale Securities, page F-55
11. We note that from the sale of the Navios Hope to Navios Maritime Partners in July 2008, the company received 3,131,415 common units of Navios Maritime Partners. We further note that you account for such units as an investment in available for sale securities rather than as part of your equity investment in such affiliate. Given that Holdings owns a 37% interest in Partners at December 31, 2009, based on the disclosure provided in Note 8 and accounts for such ownership interest under the equity method of accounting, it is unclear why the receipt of these common units was not added to the common units owned to change the percentage of Partners owned. Please tell us why you believe it is appropriate to account for these 3,131,415 units as an investment in available for the sale securities rather than an increase to your investment in affiliates and include the authoritative accounting guidance that supports the basis for your conclusions in your response.
Response: The 3,131,415 units issued to the Company in connection with the sale of the Navios Hope are common units of Navios Partners.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Heather Clark, Assistant Director
Securities and Exchange Commission
July 27, 2010

Although legally titled “common units,” the common units enjoy certain preferences by comparison to the subordinated units of Navios Partners, including in relation to the distribution of dividends and in liquidation. Accordingly, the Company concluded that the 3,131,415 units do not constitute “common stock” or “in-substance common stock” as those terms are defined by ASC 323-10-20 (formerly, EITF 02-14, “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other than Common Stock”) and, as such, should not be subject to the equity method of accounting. Because the common units of Navios Partners are publicly-traded, the Company further concluded that they should instead be subject to ASC 320, “Investments — Debt and Equity Securities” (formerly, FAS 115, “Accounting for Certain Investments in Debt and Equity Securities”).
Note that the Company’s investment in the subordinated units of Navios Partners, which do meet the definition of “common stock,” as that term is defined by ASC ASC 323-10-20, are accounted for pursuant to the equity method of accounting.
12. In a related matter, we note from your December 31, 2008 20-F that as a result of the sale of this vessel to Navios Partners, Holdings held a 51.6% ownership in Partners. Please clarify for us the percentage of Navios Partners units held at December 31, 2008 and December 31, 2009, including any units classified as “available for sale” securities. Also, please explain how your ownership percentage in Navios Partners has changed as a result of vessel and other transactions as applicable. Your response should also clearly explain why if a controlling ownership interest of greater than 50% was held at December 31, 2008 and 2009, Navios Partners was not consolidated in your financial statements along with the relevant technical accounting literature that provides the basis for your conclusions. We may have further comment upon receipt of your response.
Response: As of December 31, 2009 and 2008, the Company held a 37.0% and 51.6% economic interest in Navios Partners, which consisted of the following:

	December 31,
	2009	2008
	% of outstanding units (% of class of
	units)
General partner units	2.0% (100.0%)	2.0% (100.0%)
Common units	14.4% (23.0%)	9.3% (12.9%)
Subordinated units	35.1% (100.0%)	25.7% (100.0%)

Total	51.6%	37.0%

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Heather Clark, Assistant Director
Securities and Exchange Commission
July 27, 2010

A comprehensive rollforward of the Company’s holdings in Navios Partners, by class of units, is provided below:

	General
	Partner	Common	Subordinated	Total - All
	Units	Units	Units	Classes
Balance, January 1, 2008	369,834	—	7,621,843	7,991,677

Sale of Navios Aurora to Navios Partners	63,906	3,131,415	—	3,195,321

Balance, December 31, 2008	433,740	3,131,415	7,621,843	11,186,998

	2.0%	14.4%	35.1%	51.6%

Sale of common units	217,560	—	—	217,560
Cancellation of sale of Navios Bonavis	20,408	—	1,000,000	1,020,408

Balance, December 31, 2009	671,708	3,131,415	8,621,843	12,424,966

	2.0%	9.3%	25.7%	37.0%
Although the Company owns greater than 50% of all outstanding units (all classes) as of December 31, 2008, it concluded that its interest in Navios Partners did not represent a controlling financial interest and, accordingly, that consolidation was not appropriate.
Determination of consolidation model (variable interest vs. voting)
In making this determination, the Company first assessed whether Navios Partners was a variable interest entity, as that term is defined by ASC 810-10-15-14a through ASC 810- 10-15-14c (formerly, FIN 46(R),“Consolidation of Variable Interest Entities”). The Company concluded that Navios Partners did not meet any of the criteria set out in ASC 810-10-15-14a through ASC 810-10-15-14c and, accordingly, was not a variable interest entity. As such, the Company analyzed its interest in Navios Partners under the voting interest model to determine whether it should consolidate Navios Partners.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Heather Clark, Assistant Director
Securities and Exchange Commission
July 27, 2010

Assessment of general partnership interest under a voting interest model
Under ASC 810-20-25 (formerly, EITF 04-5 “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights”), the general partners in a limited partnership are presumed to control that limited partnership regardless of the extent of the general partners’ ownership interest in the limited partnership. That presumption may be overcome in situations where the limited partners have either (a) the substantive ability to dissolve the limited partnership or otherwise remove the general partners without cause or (b) substantive participating rights (ASC 810-20-25-5).
There are two elements of Navios Partners’ governance structure that were particularly important to the Company’s analysis, which are as follows:
•	the partnership agreement for Navios Partners requires that the general partner delegate the authority to oversee and direct the operations, management and policies of Navios Partners, including with respect to the hiring and firing of management and with respect to the approval of operating and capital budgets, on an exclusive basis to the board of directors of Navios Partners; and

•	the board of directors of Navios Partners shall consist of seven (7) directors, three (3) of which shall be appointed by the general partner (an entity controlled by the Company) and the remaining four (4) of which shall be elected by the common unitholders.
Accordingly, throughout all periods presented, the Company concluded that it was unable to control Navios Partners through its general partnership interest due to the existence of substantive participating rights held by the limited partners (through the common unit holders’ ability to elect a majority of the board of directors of Navios Partners) that permit the limited partners to effectively participate in significant decisions that would be expected to be made in the ordinary course of Navios Partners’ business.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Heather Clark, Assistant Director
Securities and Exchange Commission
July 27, 2010

Assessment of overall interest in Navios Partners under a voting interest model
In addition to its general partner units, as of December 31, 2009 and 2008, the Company also owned common units (23.0% and 12.9% of the common units outstanding as of December 31, 2009 and 2008, respectively) and subordinated units (100.0% of the subordinated units outstanding as of December 31, 2009 and 2008) of Navios Partners. As noted above, the subordinated unit holders are not permitted to vote with respect to the election of four (4) members of the board of directors. Accordingly, the Company concluded that it was unable to control the board of directors, which is itself responsible for the operations, management and policies of Navios Partners. As such, throughout all periods presented, including when its interest in Navios Partners exceeded 50%, the Company concluded that it was unable to control Navios Partners through its overall interest in Navios Partners.
13. In addition, please explain how the Navios Partners units that are classified as investments in available for sale securities are considered in determining the company’s ownership interest in Navios Partners for purposes of determining the portion of any gains on sales of vessels to Navios Partners that are recognized immediately in earnings versus deferred and amortized over the life of the vessel or until sold.
Response: For purposes of determining the portion of any gains on sales of vessels to Navios Partners that are recognized immediately in earnings versus deferred and amortized over the life of the vessel (or until sold), the Company considers its overall interest in all classes of units of Navios Partners at the date of the transaction (e.g. 37.0% and 51.6% as of December 31, 2009 and 2008, respectively), whether the Company’s interest in those units is accounted for by the equity method of accounting or as available-for-sale securities.
14. We note from the last sentence on page 4 that Navios Acquisition is no longer a wholly owned subsidiary of Holdings and is accounted for under the equity method. We further note from 15 to the financial statements on page F-38 that as a result of additional purchase of Navios Acquisition stock in May 2010, Holdings now owns 57.3% of the outstanding common stock of Navios Acquisition. Please tell us how the additional stock purchased in the second quarter of 2010 has affected your accounting for Navios Acquisition. Your response should confirm that Navios

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Heather Clark, Assistant Director
Securities and Exchange Commission
July 27, 2010

Acquisition will be consolidated in the financial statements of Holdings or otherwise explain why you believe consolidation is not necessary and the relevant technical accounting literature that supports your conclusion. We may have further comment upon receipt of your response.
Response: On May 28, 2010, the shareholders of Navios Acquisition, during a Special Shareholders Meeting (“Special Meeting”), voted for the completion of the proposed business combination as well as the amendment of Navios Acquisition’s articles of incorporation (the “Proposal”). At this special meeting, Navios Acquisition’s shareholders had the right to vote against the Proposal and demand the conversion of all or part of their public shares into cash at the conversion price. In addition, for the period through May 28, 2010, the Company had purchased shares in open market purchases, raising its shareholding ownership percentage in Navios Acquisition to approximately 39%.
In the “Special Meeting” holders of 10.1 million of Navios Acquisition shares requested the conversion of their shares into cash, and such shares where redeemed and cancelled. Following the redemption of the shares in cash and the respective cancellation, Navios Holdings’ ownership percentage in Navios Acquisition increased to 57.3%. The company assessed that, at that date, it acquired control over Navios Acquisition and confirms that Navios Acquisition will be consolidated in the financial statements of Navios Holdings from the date that Navios Holdings acquired control.
Requested Statement
At the request of the Staff, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call the undersigned at (212) 692-6731 with any comments or questions regarding this Response Letter.
Very truly yours,

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Heather Clark, Assistant Director
Securities and Exchange Commission
July 27, 2010

/s/ Todd E. Mason
Todd E. Mason

cc:	Securities and Exchange Commission (Linda Cvrkel, Office of Corporation Finance)

Navios Maritime Holdings Inc. (Ms. Angeliki Frangou)

Appendix A
Excerpt from letter from the Company to the Staff dated June 6, 2006 (Comment #6) in connection with Amendment No. 4 to the Company’s Registration Statement on Form F-1 (File No. 333-129382).
Comment 6
We have reviewed your response to our prior comment number 19 in which you provided us with a summary of the cash and non-cash components of the purchase price for your vessel acquisitions. Please tell us in further detail the specific nature of the non-cash components of the purchase price for the vessels the Meridian and Mercator which totaled $6.8 million and $6.6 million respectively. In this regard, we are unclear as to why favorable lease terms would represent part of the acquisition costs of the vessels. Please advise or revise as appropriate. We may have further comment upon receipt of your response.
Company Response
As part of the business combination, we acquired intangible assets related to operating leases of vessels. Many of these leases contain purchase options which are exercisable before the end of the lease term. The Company accounts for the intangible asset associated with a favorable operating lease containing an in-the-money purchase option as one intangible asset; a portion of which is amortized and a portion of which is not amortized. The amortizable portion relates to the favorable portion of the operating lease and the non-amortizable portion relates to the purchase option that in-the-money at the date of the business combination. These amounts are disclosed on page F-23. The amortizable portion is amortized over the original lease term consistent with paragraph 12 of FIN 21, “Accounting for Leases in a Business Combination, an Interpretation of FASB Statement No. 13,” which states that the classification of a lease in accordance with FASB Statement No. 13 shall not be changed as a result of a business combination. If the purchase option is exercised early, the favorable lease intangible asset will not be fully amortized as of the date the option is exercised. This unamortized amount is included as an adjustment to the carrying value of the vessel along with the carrying value of the option and the option exercise price. This accounting is similar to the accounting set forth in FIN 26, “Accounting for the Purchase of a Leased Asset by Lessee During the Term of the Lease,” which specifies that in a purchase of an asset under capital lease, any difference between the purchase price and the lease obligation shall be recorded as an adjustment to the carrying amount of the asset. By way of analogy, the amounts related to the leased property recorded on the balance sheet at the time of purchase of the property under an operating lease would result in an adjustment to the carrying amount of the asset. The resultant carrying amount of the asset would be subject to normal impairment testing under the asset held and used model unless the asset was considered held for sale. Thus, the “non-cash” adjustment to the carrying amount of the Meridian and Mercator of $6.8 million and $6.6 million, respectively, represent the unamortized portion of the intangible asset resulting from the exercise of the purchase option prior to the end of the lease term.